EXHIBIT 12



               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


Earnings include income before income taxes plus fixed charges less capitalized interest. Fixed charges include interest and one-third of rent expense (representing the estimated interest component of operating leases). The dollar amount of the deficiency in earnings to fixed charges was $52.1 million, $43.6 million and $89.1 million for the years ended December 31, 1993, 1994 and 1995, respectively.